EXHIBIT 99.1

TDC offer shares to employees

COPENHAGEN, Denmark, Nov. 4, 2003 -- TDC has decided to offer shares in TDC A/S to employees in the TDC Group.

Approximately 16,500 employees will each be offered to purchase up to 90 shares at a price of DKK 100 per share. The shares will be held in custody for five calendar years. Shares will be offered to employees in Danish companies of the TDC Group, where TDC owns 50% or more. Employees wishing to purchase shares can do so, up until December 2, 2003.

The shares to be used for this transaction will be bought by TDC in the market and the associated expense will be recorded against shareholder equity.

"The employee share ownership program is intended to motivate the employees and increase their long-term interest in the performance of TDC in the stock market. A major adjustment of TDC is being carried out and we want to send a clear signal to the employees, that they are the key to successful future value creation of the company," says Henning Dyremose, President and CEO of TDC.

TDC intend to present a similar plan for employees in TDC controlled subsidiaries outside Denmark.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S Noerregade 21 0900 Copenhagen C DK-Denmark www.tdc.dk